UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Entry into a Binding Term Sheet

On November 30, 2024, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), entered into a binding term sheet (the “Term Sheet”) with La Societa Sportiva Juve Stabia SpA, an Italian Serie B football club (“Juve Stabia”), and XX Settembre Holding srl, an Italian limited liability company and majority shareholder of Juve Stabia (“XX Settembre”), relating to the acquisition of Juve Stabia by the Company.

Pursuant to the Term Sheet, the Company, Juve Stabia and XX Settembre will enter into a share purchase agreement (the “SPA”) that will be consistent with the Term Sheet and will describe the terms upon which the Company will acquire from XX Settembre and Juve Stabia over three phases through March 31, 2025, a number of shares of the issued and outstanding share capital of Juve Stabia constituting 51.72% of the share capital of Juve Stabia after such acquisition (the “Shares”). The Company will pay XX Settembre and Juve Stabia an aggregate of €3,500,000 in cash and issue €4,000,000 in Class B Ordinary Shares, $0.005 nominal value per share, of the Company (“Class B Ordinary Shares”), by March 31, 2025, as consideration for the Shares. Additionally, the Term Sheet provides for performance bonuses of (i) €500,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia accesses the promotion playoffs in the 2024-25 season and (ii) €5,000,000 in Class B Ordinary Shares payable to XX Settembre if Juve Stabia is promoted to Serie A at the conclusion of the 2024-25 season.

The Term Sheet contains customary covenants including as to due diligence, exclusivity and confidentiality.

The Term Sheet is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Term Sheet is qualified in its entirety by reference to such exhibit.

Issuance of Press Release

On December 9, 2024, the Company issued a press release announcing the Term Sheet. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
1.1	Binding Term Sheet, dated November 30, 2024, by and among Brera Holdings PLC, XX Settembre Holding srl and La Societa Sportiva Juve Stabia SpA
99.1	Press Release dated December 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2024	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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